December 18, 2018

Dan Peisert
Senior Vice President and Chief Financial Officer
Assertio Therapeutics, Inc
100 South Saunders Road, Suite 300
Lake Forest, IL 60045

       Re: Assertio Therapeutics, Inc
           Form 10-K for the fiscal year ended December 31, 2017
           Filed March 1, 2018
           Form 10-Q for the quarterly period ended September 30, 2018 Filed November 9, 2018
           File No. 001-13111

Dear Mr. Peisert:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments.

Form 10-Q for the quarterly period ended September 30, 2018

Financial Statements
Note 4. Revenue
Commercialization Agreement with Collegium, page 17

1. Regarding the January 2018 Collegium agreement, for which you determined the total transaction price to be $553 million, please provide us your analysis of the accounting for the agreement which explains why you did not recognize any portion of the consideration for the license upon transfer of the license at inception of the agreement. Address:
        If you concluded the license was distinct from the other obligations and why or why not,
        If you concluded the license was a right to use license or a right to access license and
 Dan Peisert
Assertio Therapeutics, Inc
December 18, 2018
Page 2
             why,
             The standalone selling prices determined for each performance obligation and how you determined such,
             Why you did not recognize the guaranteed minimum royalty payments as fixed consideration upon transfer of the license at inception of the agreement, and
             Why you combined the license with the services to arrange for supplies.

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Vanessa Robertson at 202-551-3649 or Lisa Vanjoske at 202-551-3614
with any questions.



FirstName LastNameDan Peisert                               Sincerely,
Comapany NameAssertio Therapeutics, Inc
                                                            Division of
Corporation Finance
December 18, 2018 Page 2                                    Office of
Healthcare & Insurance
FirstName LastName